Exhibit 99.8

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
HULU, LLC*

The following table sets forth certain information with respect to the directors and executive officers of Hulu, LLC ("Hulu"). The business address of each director and executive officer of Hulu, LLC is 2500 Broadway Street, 2nd Floor, Santa Monica, California 90404.

Name	Present Principal Occupation or Employment	Citizenship

Chakira H. Gavazzi (Secretary)	Secretary, Hulu, LLC	USA, Italy

Carlos A. Gomez (Treasurer)	Treasurer, Hulu, LLC	USA, Mexico

Lauren Tempest (General Manager)	General Manager, Hulu, LLC	USA

* Hulu is a member-managed Delaware limited liability company. As such, it has no board of directors or similar governing body. Chakira H. Gavazzi is an authorized representative of Hulu's managing member, as well as an executive officer of Hulu.